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                      [CADE INDUSTRIES LOGO APPEARS HERE]

            2365 Woodlake Drive, Suite 120 . Okemos, Michigan 48864
                      (517) 347-1333 . Fax (517) 347-6185
                            www.cade-industries.com



                                                                November 2, 1999

Dear Shareholders:

     On October 21, 1999, I sent you a letter attaching a Schedule 14D-9 of Cade Industries, Inc. and an Offer to Purchase and related materials in connection with the tender offer (the "Offer") by Sphere Corporation, a wholly owned subsidiary of United Technologies Corporation, to purchase all of the outstanding shares of Cade's common stock for $5.05 per share. This letter is a reminder that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, November 19, 1999, unless the Offer is extended in accordance with its terms.

     Cade's Board of Directors has unanimously approved a merger agreement with United Technologies, approved the Offer, determined that the Offer is in the best interest of Cade's shareholders and unanimously recommends that shareholders accept the Offer and tender their shares thereunder.

      Please also be informed that the toll free number for the Information Agent set forth in the Offer to Purchase, the Schedule 14D-9 and the Transmittal Letter as well as the other offering documents was incorrect and that the correct number is (800) 223-2064. We apologize for any difficulties associated with the telephone number.

                                     Very truly yours,

                                     /s/ Richard A. Lund
                                     -------------------
                                     Richard A. Lund, President
                                     And Chief Executive Officer